                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 6)*

                                  Vsource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92908B 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Mercantile Equity Partners III, L.P.
                          Attention: I. Steven Edelson
                                1372 Shermer Road
                           Northbrook, Illinois 60062
                                 (847) 509-3711

                                 with a copy to:
                             Michael H. Altman, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4961

                              --------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92908B 10 5                                               Page 2 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Equity Partners III, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    276,838 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    276,838 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     276,838 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Mercantile Equity Partners III, L.P. ("MEP, LP") directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 276,838 shares of Common Stock.
(2)      Based on 21,431,394 shares of Common Stock outstanding, as described in
         Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 3 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Equity Partners III, L.L.C.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    276,838 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    276,838 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     276,838 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 276,838 shares of Common Stock.
(2)      Based on 21,431,394 shares of Common Stock outstanding, as described in
         Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 4 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    The Edelson Family Trust dated September 17, 1997
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    276,838 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    276,838 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     276,838 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as a managing member of MEP, LLC which is the general partner of MEP, LP. MEP, LP directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 276,838 shares of Common Stock.
(2)      Based on 21,431,394 shares of Common Stock outstanding, as described in
         Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 5 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Partners I, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    15,861,495 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    15,861,495 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,861,495 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.5% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Mercantile Capital Partners I, L.P. ("MCP") directly holds (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,998,690 shares of Common Stock, (b) a Warrant to purchase 54,312 shares of Common Stock, and (c) a Series A Note which is currently convertible into 13,808,493 shares of Common Stock.

(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 6 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Group, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    15,861,495 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    15,861,495 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,861,495 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.5% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Mercantile Capital Group, LLC ("MCG") is the general partner of MCP. MCP directly holds (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,998,690 shares of Common Stock, (b) a Warrant to purchase 54,312 shares of Common Stock, and (c) a Series A Note which is currently convertible into 13,808,493 shares of Common Stock.

(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 7 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Capital Management Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    15,861,495 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    15,861,495 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,861,495 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.5% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the manager of MCG which is the general partner of MCP. MCP directly holds (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,998,690 shares of Common Stock, (b) a Warrant to purchase 54,312 shares of Common Stock, and (c) a Series A Note which is currently convertible into 13,808,493 shares of Common Stock.

(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                               Page 8 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Asia Internet Investment Group I, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,972,124 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,972,124 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,972,124 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Asia Internet Investment Group I, LLC ("AIIG") directly holds (a) 316,808 shares of Common Stock and (b) a Series A Note which is currently convertible into 2,655,316 shares of Common Stock.

(2)      Based on 21,431,394 shares of Common Stock outstanding, as described in
         Item 5 hereof.

CUSIP NO. 92908B 10 5                                               Page 9 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Asia Investing Group, LP
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,972,124 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,972,124 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,972,124 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1)      Solely in its capacity as managing member of AIIG. AIIG directly holds
         (a) 316,808 shares of Common Stock and (b) a Series A Note which is currently convertible into 2,655,316 shares of Common Stock.

(2)      Based on 21,431,394 shares of Common Stock outstanding, as described in
         Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 10 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Asia Investors Group, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,972,124 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,972,124 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,972,124 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of Asia Investing Group, LP ("AIG, LP"), which is the managing member of AIIG. AIIG directly holds
         (a) 316,808 shares of Common Stock and (b) a Series A Note which is currently convertible into 2,655,316 shares of Common Stock.

(2)      Based on 21,431,394 shares of Common Stock outstanding, as described in
         Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 11 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Asia Investors, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,972,124 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,972,124 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,972,124 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as managing member of Asia Investors Group, LLC ("AIG, LLC"), the general partner of AIG, LP which is the managing member of AIIG. AIIG directly holds (a) 316,808 shares of Common Stock and (b) a Series A Note which is currently convertible into 2,655,316 shares of Common Stock.

(2)      Based on 21,431,394 shares of Common Stock outstanding, as described in
         Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 12 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Mercantile Asia, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,972,124 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,972,124 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,972,124 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.3% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of Mercantile Asia Investors, L.P. ("MAI, LP"), which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG. AIIG directly holds (a) 316,808 shares of Common Stock and (b) a Series A Note which is currently convertible into 2,655,316 shares of Common Stock.

(2)      Based on 21,431,394 shares of Common Stock outstanding, as described in
         Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 13 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Michael A. Reinsdorf
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    11,655 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    19,110,457 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    11,655 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    19,110,457 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,122,112 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.5% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a managing member of Mercantile Equity Partners III, L.L.C. ("MEP, LLC"), (b) a member of MCG, (c) a member of the Investment Committee of Mercantile Capital Management Corp. ("MCM"), and
     (d) a managing member of Mercantile Asia, LLC ("MA, LLC"). MEP, LLC is the general partner of MEP, LP, which directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 276,838 shares of Common Stock. MCG is the general partner of MCP, which directly holds
     (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,998,690 shares of Common Stock, (b) a Warrant to purchase 54,312 shares of Common Stock, and (c) a Series A Note which is currently convertible into 13,808,493 shares of Common Stock. MA, LLC is the general partner of MAI, LP, which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG, which directly holds (a) 316,808 shares of Common Stock and (b) a Series A Note which is currently convertible into 2,655,316 shares of Common Stock. In addition, Mr. Reinsdorf directly owns 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 11,655 shares of Common Stock.

(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 14 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    I. Steven Edelson
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,041,419 (1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    19,110,457 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,041,419 (1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    19,110,457 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,151,876 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.2% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Shares are beneficially owned personally and in his capacity as (a) a managing member of MEP, LLC, and trustee of The Edelson Family Trust dated September 17, 1997 (the "Trust") which is also a managing member of MEP, LLC, (b) a member of MCG, (c) a member of the Investment Committee of MCM, and (d) a managing member of MA, LLC. MCG is the general partner of MCP. MEP, LLC is the general partner of MEP, LP, which directly holds 91,161 shares of Series 1-A Convertible Preferred Stock which are convertible into 276,838 shares of Common Stock. MCP directly holds (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,998,690 shares of Common Stock, (b) a Warrant to purchase 54,312 shares of Common Stock, and (c) a Series A Note which is currently convertible into 13,808,493 shares of Common Stock. MA, LLC is the general partner of MAI, LP, which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG. AIIG directly holds (a) 316,808 shares of Common Stock and (b) a Series A Note which is currently convertible into 2,655,316 shares of Common Stock. In addition, Mr. Edelson is the trustee of the Mercantile Companies Inc. Money Purchase Plan which holds 3,838 shares of Series 1-A Convertible Preferred Stock which are convertible into 11,655 shares of Common Stock. Mr. Edelson holds options, currently exercisable and exerciseable within sixty days, to purchase 3,029,764 shares of Common Stock.

(2)  Based on 21,431,394 shares of Common Stock outstanding, as described in
     Item 5 herein.

CUSIP NO. 92908B 10 5                                              Page 15 of 33
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Nathaniel C. A. Kramer
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    18,833,619 (1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    18,833,619 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,833,619 (1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.1% (2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Solely in his capacity as (a) a member of MCG, (b) a member of the Investment Committee of MCM, and (c) a managing member of MA, LLC. MCG is the general partner of MCP, which directly holds (a) 624,025 shares of Series 2-A Convertible Preferred Stock which are convertible into 1,998,690 shares of Common Stock, (b) a Warrant to purchase 54,312 shares of Common Stock, and (c) a Series A Note which is currently convertible into 13,808,493 shares of Common Stock. MA, LLC is the general partner of MAI, LP, which is the managing member of AIG, LLC, which is the general partner of AIG, LP, which is the managing member of AIIG. AIIG directly holds (a) 316,808 shares of Common Stock, and (b) a Series A Note which is currently convertible into 2,655,316 shares of Common Stock.

(2)    Based on 21,431,394 shares of Common Stock outstanding, as described in
       Item 5 herein.

Item 1.  Security and Issuer.  Item 1 is hereby amended and restated as follows:

     This Amendment No. 6 to statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer").

     The principal executive offices of Issuer are located at 16875 West Bernardo Drive, Suite 250, San Diego, CA 92127.

Item 4. Purpose of Transaction. Item 4 is hereby amended and restated in its entirety as follows:

Series 1-A Convertible Preferred Stock

     On February 3, 2000, Mercantile VS, LLC ("Mercantile VS") acquired 191,918 shares of Series 1-A Convertible Preferred Stock pursuant to a Subscription Agreement dated February 3, 2000 between the Issuer and Mercantile VS.

     On December 12, 2000, Mercantile VS was dissolved and its shares of Series 1-A Convertible Preferred Stock were distributed to its members, including MEP, LP and Messrs. Edelson and Reinsdorf.

     The Series 1-A Convertible Preferred Stock has the following characteristics:

     - Redemption. The shares of Series 1-A Convertible Preferred Stock are not redeemable by the Issuer or the holder thereof.

     - Voting Rights. The holder of each share of Series 1-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 1-A Preferred Stock could then be converted.

     - Conversion. Each share of Series 1-A Convertible Preferred Stock was initially convertible into one share of Common Stock, at the option of the holder thereof at any time after issuance, subject to adjustment in certain circumstances. Each share of Series 1-A Convertible Preferred Stock will automatically be converted into shares of Common Stock immediately upon the closing of a public offering of the Issuer's Common Stock with aggregate gross proceeds of at least $10,000,000 and a per share price to the public of at least five dollars ($5.00), or at the election of the holders of a majority of the outstanding shares of Series 1-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of
          (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange,
          (d) reorganizations, mergers, consolidations or sales of assets, or
          (e) a sale of shares by the Issuer below the conversion price of the shares of Series 1-A Convertible Preferred Stock. On February 6, 2002, the Reporting Persons were notified by the Issuer that the conversion price of the Series 1-A Convertible Preferred Stock had been adjusted to $0.82 in accordance with the Articles of Incorporation of the Issuer in connection with the issuances of Series A Notes, Series B Warrants, Series B-1 Notes, Series B-1 Warrants (each as described below) and certain other issuances by the Company. As a result, each share of Series 1-A Convertible Preferred Stock is currently convertible into 3.0368 shares of Common Stock.

Series 2-A Convertible Preferred Stock

     On September 18, 2000, MCP acquired 624,025 shares of Series 2-A Convertible Preferred Stock and a Warrant to purchase 54,312 shares of Common Stock for an initial exercise price of $6.41 per share pursuant to a Convertible Preferred Stock Purchase Agreement dated July 31, 2000 between the Issuer, MCP and other investors party thereto, as amended.

     The Series 2-A Convertible Preferred Stock has the following characteristics:

     - Redemption. The shares of Series 2-A Convertible Preferred Stock are not redeemable by the Issuer or the holder thereof.

     - Voting Rights. The holder of each share of Series 2-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 2-A Preferred Stock could then be converted.

     - Conversion. Each share of Series 2-A Convertible Preferred Stock was initially convertible into one share of Common Stock, at the option of the holder thereof at any time after issuance, subject to adjustment in certain circumstances. Each share of Series 2-A Convertible Preferred Stock will automatically be converted into shares of Common Stock immediately upon the closing of a public offering of the Issuer's Common Stock with aggregate gross proceeds of at least $20,000,000 and a per share price to the public of at least thirteen dollars ($13.00), or at the election of the holders of a majority of the outstanding shares of Series 2-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of
          (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange,
          (d) reorganizations, mergers, consolidations or sales of assets, or
          (e) a sale of shares by the Issuer below the conversion price of the shares of Series 2-A Convertible Preferred Stock. On February 6, 2002, the Reporting Persons were notified by the Issuer that the conversion price of the Series 2-A Convertible Preferred Stock had been adjusted to $2.00 in accordance with the Articles of Incorporation of the Issuer in connection with the issuances of Series A Notes, Series B Warrants, Series B-1 Notes, Series B-1 Warrants (each as described below) and certain other issuances by the Company. As a result, each share of Series 2-A Convertible Preferred Stock is currently convertible into 3.2029 shares of Common Stock.

     - Registration Rights. The holders of shares of Series 2-A Convertible Preferred Stock were granted certain registration rights with respect to such shares as set forth below:

               1. The Issuer was required to prepare and file a shelf registration statement with the SEC with respect to the shares of Common Stock underlying the shares of Series 2-A Convertible Preferred Stock and the Warrant. If the shelf registration statement was not declared effective before January 18, 2001, then the Issuer was obligated to issue to each holder a warrant to purchase, at an exercise price equal to $6.41, a number of shares of Common Stock equal to the product of (x) two percent (2%) of the number of registrable shares then held by such holder (including registrable shares which may be acquired upon conversion of shares of Series 2-A Convertible Preferred Shares) and (y) a fraction, the numerator of which is the lesser of 450 and the number of days by which the date on which the shelf registration statement is declared effective and the denominator of which is thirty (30); and

               2. The holders of Series 2-A Convertible Preferred Stock were granted customary piggy back registration rights.

     While the Issuer filed a shelf registration statement pursuant to the provisions described above, and while such registration statement was declared effective by the SEC before January 18, 2001, the Issuer notified the holders of registrable securities thereunder shortly thereafter that such registration statement was unavailable for use, and such registration statement has not been made available for use by the holders of registrable securities thereunder at any time since then. The holders of registrable securities under the Registration Rights Agreement, including MCP, may claim that they are entitled to the warrants described in paragraph 1 above. No such warrants have been issued and, therefore, as of the date of this Schedule 13D, no Reporting Person beneficially owns any of the shares of Common Stock of the Issuer which might be issuable upon exercise of such warrant, if and when it is issued.

     Pursuant to the terms of the Warrant, MCP may purchase 54,312 shares of Common Stock (the "Warrant Shares"). The initial exercise price was $6.41 per share. MCP may purchase some or all of the Warrant Shares at any time or from time to time until September 17, 2005. The number of Warrant Shares and/or the exercise price per share (i.e., $6.41) are subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below the exercise price. The issuances of Series A Notes, Series B Warrants and Series B-1 Warrants by the Issuer described below (all of which are now convertible, directly or indirectly into Common Stock), triggered adjustments of the exercise price of the Warrant to $2.00 per share. There was no adjustment to the number of Warrant Shares to which the Warrant was subject. MCP acquired the Warrant for investment purposes.

NetCel360 Closing.

     On June 22, 2001, pursuant to an Acquisition Agreement dated as of May 24, 2001, as amended (the "NetCel360 Acquisition Agreement"), the Issuer consummated the acquisition of substantially all of the assets of NetCel360 Holdings Limited ("NetCel360") and issued 2,774,243 shares of Common Stock to NetCel360 as consideration for such assets. In addition, subject to any claims of indemnification the Issuer may make under the NetCel360 Acquisition Agreement, the Issuer will issue to NetCel360 an additional 935,486 shares of Common Stock on or before December 22, 2001.

     AIIG owns equity interests in NetCel360 representing, in the aggregate, approximately 3.2% of the economic interests in NetCel360. Messrs. Edelson, Reinsdorf and Kramer are each managing members of MA, LLC. MA, LLC is the general partner of MAI, LP. MAI, LP is the managing member of AIG, LLC. AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Effective December 14, 2001, NetCel360 distributed to its equityholders all of the shares of Common Stock of the Issuer received by it on June 22, 2001. In such distribution, AIIG received 89,505 shares of Common Stock.

     Under the NetCel360 Acquisition Agreement, the Issuer granted to NetCel360 and its stockholders certain registration rights with respect to the shares of Common Stock held by NetCel360 and such holders. In particular, the Issuer agreed to prepare and file a shelf registration statement with the SEC with respect to such shares of Common Stock by December 22, 2001. As of the date of this Amendment No. 6 to Schedule 13D, such registration statement has not been filed.

     As a part of the acquisition of NetCel360's assets, the Issuer assumed NetCel360's obligations under an Amended and Restated Bridge Loan Agreement dated as of May 24, 2001, as amended (the "Bridge Loan Agreement"). Under the Bridge Loan Agreement, the Issuer guaranteed the obligations of NetCel360.com Ltd., a wholly-owned subsidiary of the Issuer (the "Borrower"), under the Bridge Loan Agreement. The Bridge Loan Agreement also provided that the Borrower may, at its sole discretion, prior to a relevant deadline, elect (i) to discharge all of its obligations with respect to the "Tranche A" loans thereunder by delivery of a number of shares of Common Stock of the Issuer equal to the then-outstanding principal amount and interest of such Tranche A loans divided by $0.20; and (ii) to discharge all of its obligations with respect to the "Tranche B" loans thereunder by delivery of a number of shares of Common Stock of the Issuer equal to the then-outstanding principal amount and interest of such Tranche B loans divided by $0.10.

     As of the closing of the NetCel360 acquisition, AIIG was a Tranche A lender under the Bridge Loan Agreement with respect to $44,012 original principal amount of Tranche A loans, and a Tranche B lender under the Bridge Loan Agreement with respect to $250,000 original principal amount of Tranche B loans. On July 13, 2001, AIIG exchanged its Tranche B bridge loan for a Series A Note, with the terms described below, in the initial principal amount of $251,150.68. On December 18, 2001, the Issuer effected the discharge of the Tranche A bridge loans by delivery of shares of Common Stock as described above. In such transaction, AIIG received 227,303 shares of Common Stock.

     In connection with the delivery of shares of Common Stock to discharge the Tranche A bridge loans, the Issuer agreed to prepare and file a shelf registration statement with the SEC with respect to such shares of Common Stock by the later of December 22, 2001 or the issuance of such shares. Nevertheless, as of the date of this Amendment No. 6 to Schedule 13D, such registration statement has not been filed.

Series A Notes.

     On June 25, 2001 and July 13, 2001, pursuant to a Convertible Note Purchase Agreement dated as of June 25, 2001 (the "Series A Purchase Agreement") the Issuer issued an aggregate $3.3 million in original principal amount of convertible promissory notes ("Series A Notes"), with the terms described below. MCP purchased a Series A Note on June 25, 2001 from the Issuer in the original principal amount of $1.3 million. As of February 6, 2002, the interest on this Series A Note was $80,849. On July 13, 2001, AIIG exchanged its Tranche B bridge loan for a Series A Note in the initial principal amount of $251,150.68. As of February 6, 2002, the interest on this Series A Note was $14,381.

     The Series A Notes bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer have guaranteed the Issuer's obligations under the Series A Notes. The Series A Notes are subordinated to the loans under the Bridge Loan Agreement. At any time, a holder of a Series A Note may elect to convert the Series A Note into a number of shares of Series 3-A Preferred Stock of the Issuer determined by dividing the outstanding principal and interest on the Series A Note by $60. All Series A Notes shall be automatically so converted upon the election of the holders of Series A Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Notes. The $60 conversion price described above is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, and (c) recapitalizations, reclassification or exchange.

     The Series 3-A Preferred Stock to be issued upon conversion of a Series A Note will have the following characteristics:

     - Redemption. In the event that the Conversion Conditions (as defined below) fail to be satisfied at any time after February 15, 2002, then
          (i) at any time after June 30, 2002, the Issuer shall have the right to redeem all shares of Series 3-A Preferred Stock then outstanding at a price per share equal to the Redemption Amount (as defined below) and (ii) at any time on or after the earlier of June 30, 2002 or a bankruptcy event involving the Issuer, each holder of Series 3-A Preferred Stock may require the Issuer to redeem all or any portion of such holder's shares of Series 3-A Preferred Stock, at a price per share equal to the Redemption Amount. The "Conversion Conditions" are that either (i) there is an effective amendment to the Issuer's certificate of incorporation increasing the authorized shares of Common Stock of the Company to at least 200 million shares and that stockholders of the Issuer have approved the issuance of shares of Common Stock upon conversion of the Series 3-A Preferred Stock; or
          (ii) the Company has decided not to seek such approvals and the Company has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of the Issuer's securities are then listed, if any. On January 16, 2002, the Issuer filed an amendment to its certificate of incorporation increasing the authorized shares of Common Stock to 500 million, satisfying the Conversion Conditions in clause (i) above. The "Redemption Amount" with respect to a share of Series 3-A Preferred Stock means an amount in cash equal to the greater of (i) three (3) times the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock; and (ii) the fair market value of the Common Stock into which such share of Series 3-A Preferred Stock would be convertible (regardless of any limitations on conversion), provided that such fair market value for purposes of determining the Redemption Amount shall not exceed $0.35 per share of Common Stock (as adjusted for stock splits, stock dividends and similar transactions).

     - Voting Rights. The holder of each share of Series 3-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 3-A Preferred Stock could then be converted (without taking into account any restrictions or conditions on such conversion).

     - Conversion. Subject to the Conversion Conditions (which, as noted above, are currently satisfied), each share of Series 3-A Convertible Preferred Stock is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by $0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Convertible Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 3-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by the Issuer below the conversion price of the shares of Series 3-A Convertible Preferred Stock.

     Pursuant to the Series A Purchase Agreement, the holders of shares of Common Stock received upon conversion of shares of Series 3-A Convertible Preferred Stock received upon conversion of Series A Notes were granted certain registration rights. In particular, the Issuer was required to prepare and file a shelf registration statement with the SEC on or prior to December 22, 2001 with respect to such shares of Common Stock. Nevertheless, as of the date of this Amendment No. 6 to Schedule 13D, such registration statement has not been filed.

     As of February 6, 2002, MCP's Series A Note (with principal of $1.3 million and accrued interest of $80,849) is convertible indirectly into 13,808,493 shares of Common Stock and AIIG's Series A Note (with principal of $251,150.68 and accrued interest of $14,381) is convertible indirectly into 2,655,316 shares of Common Stock. Such shares are reported at this time in this Amendment No. 6 to Schedule 13D.

Series B Notes and Series B Warrants.

     On July 12, 2001, pursuant to an Exchangeable Note and Warrant Purchase Agreement (the "Series B Purchase Agreement"), the Issuer issued $4,251,500 in original principal amount of exchangeable promissory notes ("Series B Notes"), and warrants ("Series B Warrants") to purchase an aggregate of 21,257,500 shares of Common Stock of the Issuer, with the terms described below. None of the Reporting Persons purchased a Series B Note or a Series B Warrant on that date. As described below, on or prior to January 31, 2002, all Series B Notes were either repaid in full by the Issuer or exchanged for Series B-1 Notes of the Issuer.

     The Series B Warrants have the terms described in this paragraph. The initial exercise price is $0.10 per share of Common Stock ("Warrant Shares"). Subject to certain conditions, which were met on January 16, 2002, the holder of the Series B Warrant may purchase some or all of the Warrant Shares at any time or from time to time until the fifth anniversary of the issuance of the Series B Warrant. The number of Warrant Shares and/or the exercise price per share (i.e., $0.10) is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below the conversion price.

Series B-1 Notes and Series B-1 Warrants.

     Prior to January 31, 2002, the Issuer repaid $1.51 million of principal and interest on Series B Notes. On January 31, 2002, the holders of all remaining Series B Notes exchanged such Series B Notes for $2.9 million in principal amount of the Issuer's new Exchangeable Promissory Notes (the "Series B-1 Notes") and warrants ("Series B-1 Warrants") to purchase an aggregate of 14,500,000 shares of Common Stock of the Issuer, with the terms described below.

     The Series B-1 Notes have the terms described in this paragraph. Series B-1 Notes bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer guarantee the Issuer's obligations under the Series B-1 Notes. At any time on or after August 15, 2002, a holder of a Series B-1 Note may elect to exchange the Series B-1 Note for a Series A Note. Series A Notes issued upon exchange of Series B-1 Notes will have the same terms as the Series A Notes described above (including the right to convert such notes into Series 3-A Preferred Stock, with the terms described above).

     The Series B-1 Warrants have the terms described in this paragraph. The initial exercise price is $0.10 per share of Common Stock ("Warrant Shares"). The holder of the Series B-1 Warrant may purchase some or all of the Warrant Shares at any time or from time to time until the fifth anniversary of the issuance of the Series B-1 Warrant. The number of Warrant Shares and/or the exercise price per share (i.e., $0.10) is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares below the conversion price.

     None of the Reporting Persons has purchased a Series B-1 Note or Series B-1 Warrant. The Reporting Persons have discussed the potential purchase by one or more of the Reporting Persons of a Series B-1 Note and a Series B-1 Warrant in the future.

Stock Options.

     On December 18, 2001, the board of directors of the Issuer granted stock options to certain individuals pursuant to its 2001 Stock Option/Stock Issuance Plan (the "Stock Option Plan"). Mr. Edelson, for his service as Co-Chairman of the Issuer, was granted options to purchase 3,034,015 shares of Common Stock at $.10 per share. Of these 3,034,015 options, 50% were vested as of June 22, 2001 and the balance vest in a series of four successive equal quarterly installments of 12.5% each, beginning on September 22, 2001. In addition, Mr. Edelson was granted options to purchase 500,000 shares of Common Stock at $.10 per share. Of these 500,000 options, 25% were vested as of September 22, 2001 and the remaining 75% vest in three successive equal quarterly installments of 25% each, beginning on December 22, 2001. The options described in this paragraph are collectively referred to herein as the "Options".

     Pursuant to the governing documents of MCP and MCG, because Mr. Edelson serves as a director of the Issuer in connection with MCP's investment in the Issuer, Mr. Edelson is required to contribute 100% of the proceeds he receives in connection with exercise of the Options to MCG, and MCG is required to contribute 50% of the proceeds it receives in connection with exercise of the Options to MCP. The Reporting Persons currently anticipate that Mr. Edelson will contribute the proceeds, if any, received upon exercise of the Options and sale of the underlying Common Stock to MCG, and that 50% of any proceeds received by MCG in connection with the Options will reduce, dollar for dollar, management fees otherwise payable by MCP to MCG. However, currently Mr. Edelson retains all authority over the decisions with respect to exercise of the Options and, upon any such exercise, he will retain all voting and dispositive power over the underlying shares of Common Stock. Therefore, such shares are reported in this
Schedule 13D as beneficially owned by Mr. Edelson only, and not by MCP, MCG, or any of their controlling entities or persons.

     The Options are currently exercisable to purchase 2,525,512 shares of Common Stock, and will become exercisable for an additional 504,252 shares of Common Stock on March 22, 2002, a date within 60 days of the date of this Amendment No. 6 to Schedule 13D. All such shares are reported herein as beneficially owned by Mr. Edelson. In addition, the Options will become exercisable for an additional 504,252 shares of Common Stock on June 22, 2002.

General.

     In the documentation entered into in connection with the purchase of the Series 2-A Convertible Preferred Stock and the Warrant, MCP received certain visitation and board observer rights until the fifth anniversary of the closing, so long as MCP and its affiliates own at least one percent (1%) of the voting securities of the Issuer. In addition, on January 18, 2001, Messrs. Edelson and Kramer were appointed as directors of the Issuer and Mr. Edelson was appointed as Acting Chairman (non-executive) of the Issuer. On June 22, 2001, Mr. Edelson became Co-Chairman (non-executive) of the Issuer. Consistent with such rights and such positions, the Reporting Persons have had, and may have in the future, discussions with management of the Issuer concerning the Issuer's operating history as well as the Issuer's general business outlook and prospects.

     Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase additional Common Shares in the open market or in private transactions or may dispose of all or a portion of the Common Shares that such Reporting Person now owns or hereafter may acquire. In addition, Messrs. Edelson and Kramer may make proposals and take such other actions as are commensurate with their rights and duties as directors.

     Other than as described in Item 3 and this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

     The above summary of the terms of the shares of Series 1-A Convertible Preferred Stock, the shares of Series 2-A Convertible Preferred Stock, the Warrant, the Registration Rights Agreement, the Series A Note Purchase Agreement, the Series A Note, the shares of Series 3-A Convertible Preferred Stock, is qualified in its entirety by reference to the exhibits attached to the original Schedule 13D filed by the Reporting Persons on July 5, 2001 and expressly incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer. Item 5 is hereby amended and restated in its entirety as follows:

     Each of the calculations in this Item 5 are based on 21,431,394 shares of Common Stock outstanding, as reported in the Issuer's most recent Form 10-Q. For purposes of calculating the beneficial ownership of each of the Reporting Persons, as required by the rules of the SEC, it is assumed that only the securities convertible into Common Stock held by such Reporting Person is so converted.

     (a)-(b)

     MEP, LP

     MEP, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 276,838 shares of Common Stock (upon conversion of

91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.3% of the issued and outstanding shares of Common Stock.

     MEP, LLC

     As the sole general partner of MEP, LP, MEP, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 276,838 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.3% of the issued and outstanding shares of Common Stock.

     The Trust

     As a managing member of MEP, LLC, the Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 276,838 shares of Common Stock (upon conversion of 91,161 shares of Series 1-A Convertible Preferred Stock) which constitutes approximately 1.3% of the issued and outstanding shares of Common Stock.

     MCP

     MCP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 15,861,495 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,998,690 shares of Common Stock, (b) exercise of the Warrant for 54,312 shares of Common Stock, and (c) conversion of its Series A
Note into 13,808,493 shares of Common Stock) which constitutes approximately 42.5% of the issued and outstanding shares of Common Stock.

     MCG

     Directly, as the sole general partner of MCP, MCG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 15,861,495 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,998,690 shares of Common Stock, (b) exercise of the Warrant for 54,312 shares of Common Stock, and (c) conversion of its Series A Note into 13,808,493 shares of Common Stock), which constitutes approximately 42.5% of the issued and outstanding shares of Common Stock.

     MCM

     As the non-member manager of MCG, MCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 15,861,495 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,998,690 shares of Common Stock, (b) exercise of the Warrant for 54,312 shares of Common Stock, and (c) conversion of its Series A Note into 13,808,493 shares of Common Stock), which constitutes approximately 42.5% of the issued and outstanding shares of Common Stock.

     AIIG

     AIIG may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting and sole dispositive power, of 2,972,124 shares of Common Stock ((a) upon conversion of its Series A Note into 2,655,316 shares of Common Stock and (b) including 316,808 shares of Common Stock held directly by
AIIG), which constitutes approximately 12.3% of the issued and outstanding shares of Common Stock.

     AIG, LP

     As the managing member of AIIG, AIG, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 2,972,124 shares of Common Stock ((a) upon conversion of its Series A Note into 2,655,316 shares of Common Stock and (b) including 316,808 shares of Common Stock held directly by AIIG), which constitutes approximately 12.3% of the issued and outstanding shares of Common Stock.

     AIG, LLC

     AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Therefore, AIG, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 2,972,124 shares of Common Stock ((a) upon conversion of its Series A Note into 2,655,316 shares of Common Stock and (b) including 316,808 shares of Common Stock held directly by AIIG), which constitutes approximately 12.3% of the issued and outstanding shares of Common Stock. MAI, LP

     MAI, LP is the managing member of AIG, LLC. AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Therefore, MAI, LP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 2,972,124 shares of Common Stock ((a) upon conversion of its Series A Note into 2,655,316 shares of Common Stock and (b) including 316,808 shares of Common Stock held directly by AIIG), which constitutes approximately 12.3% of the issued and outstanding shares of Common Stock.

     MA, LLC

     MA, LLC is the general partner of MAI, LP. MAI, LP is the managing member of AIG, LLC. AIG, LLC is the general partner of AIG, LP. AIG, LP is the managing member of AIIG. Therefore, MA, LLC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with sole voting power and sole dispositive power, of 2,972,124 shares of Common Stock ((a) upon conversion of its Series A
Note into 2,655,316 shares of Common Stock and (b) including 316,808 shares of Common Stock held directly by AIIG), which constitutes approximately 12.3% of the issues and outstanding shares of Common Stock.

     Mr. Reinsdorf

     Directly, and as a managing member of MEP, LLC and MA, LLC, a member of MCG and a stockholder of MCM, Mr. Reinsdorf may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 19,122,112 shares of Common Stock (upon
(a) conversion of 91,161 shares of Series 1-A Convertible Preferred Stock into 276,838 shares of Common Stock, (b) conversion of 3,838 shares of Series 1-A Convertible Preferred Stock into 11,655 shares of Common Stock, (c) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,998,690 shares of Common Stock, (d) exercise of the Warrant for 54,312 shares of Common Stock, (e) conversion of MCP's Series A Note into 13,808,493 shares of Common Stock, (f) upon conversion of AIIG's Series A Note into 2,655,316 shares of Common Stock, and (g) including 316,808 shares of Common Stock held directly by
AIIG), which constitutes approximately 47.5% of the issued and outstanding shares of Common Stock. Of such shares, Mr. Reinsdorf may be deemed to have sole voting power and sole dispositive power with respect to 11,655 shares of Common Stock, which constitutes less than 0.1% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 19,110,457 shares of Common Stock, which constitutes approximately 47.5% of the issued and outstanding shares of Common Stock.

     Mr. Edelson

     Directly, as a managing member of MEP, LLC and MA, LLC, as trustee of the Trust, as trustee of the Mercantile Companies Inc. Money Purchase Plan, as a member of MCG and as a stockholder of MCM, Mr. Edelson may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 22,151,876 shares of Common Stock (upon (a) conversion of 91,161 shares of Series 1-A Convertible Preferred Stock into 276,838 shares of Common Stock, (b) conversion of 3,838 shares of Series 1-A Convertible Preferred Stock into 11,655 shares of Common Stock, (c) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,998,690 shares of Common Stock, (d) exercise of the Warrant for 54,312 shares of Common Stock, (e) conversion of MCP's Series A Note into 13,808,493 shares of Common Stock, (f) exercise of options which are currently exercisable or exercisable within sixty days to purchase 3,029,764 shares of Common Stock, (g) upon conversion of AIIG's Series A Note into 2,655,316 shares of Common Stock, and (h) including 316,808 shares of Common Stock held directly by AIIG), which constitutes approximately 51.2% of the issued and outstanding shares of Common Stock. Of such shares, Mr. Edelson may be deemed to have sole voting power and sole dispositive power with respect to 3,041,419 shares of Common Stock, which constitutes 12.4% of the issued and outstanding shares of Common Stock, and shared voting power and shared dispositive power with respect to 19,110,457 shares of Common Stock, which constitutes approximately 47.1% of the issued and outstanding shares of Common Stock.

     Mr. Kramer

     As a managing member of MA, LLC, a member of MCG and a stockholder of MCM, Mr. Kramer may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 18,833,619 shares of Common Stock (upon (a) conversion of 624,025 shares of Series 2-A Convertible Preferred Stock into 1,998,690 shares of Common Stock,
(b) exercise of the Warrant for 54,312 shares of Common Stock, (c) conversion of MCP's Series A Note into 13,808,493 shares of Common Stock, (d) upon conversion of AIIG's Series A Note into 2,655,316 shares of Common Stock, and (e) including 316,808 shares of Common Stock held directly by AIIG), which constitutes approximately 47.1% of the issued and outstanding shares of Common Stock.

     (c) Except as set forth in Item 4 above, none of the Reporting Persons have effected any other transactions in Common Stock during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.



Item 7.  Materials to be Filed as Exhibits.

     Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

     Exhibit 2 Certificate of Incorporation of the Issuer (Incorporated by reference to Exhibit 2 to the Schedule 13D filed on July 5, 2001 by the Reporting Persons).

     Exhibit 3 Certificate of Designation of Series 2-A Convertible Preferred Stock (Incorporated by reference to Exhibit 3 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

     Exhibit 4 Certificate of Designation of Series 3-A Convertible Preferred Stock (Incorporated by reference to Exhibit 4 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

     Exhibit 5      Form of Common Stock Warrant (Incorporated by reference to
                    Exhibit 5 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

     Exhibit 6 Form of Registration Rights Agreement (Incorporated by reference to Exhibit 6 to the Schedule 13D filed
                    July 5, 2001 by the Reporting Persons).

     Exhibit 7 Convertible Note Purchase Agreement (Incorporated by reference to Exhibit 7 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

     Exhibit 8      Form of Series A Note (Incorporated by reference to
                    Exhibit 8 to the Schedule 13D filed July 5, 2001 by the Reporting Persons).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2002    MERCANTILE EQUITY PARTNERS III, L.P., an Illinois
                             limited partnership, its Managing Member

                             By: Mercantile Equity Partners III, L.L.C., an Illinois limited liability company, its General Partner

                                  By:    /s/ I. Steven Edelson
                                         ---------------------
                                  Name:  I. Steven Edelson
                                  Title: Managing Member

                             MERCANTILE EQUITY PARTNERS III, L.L.C., an Illinois limited liability company, its General Partner

                             By:    /s/ I. Steven Edelson
                                    ---------------------
                             Name:  I. Steven Edelson
                             Title: Managing Member

                             MERCANTILE CAPITAL PARTNERS I, LP, an Illinois limited partnership

                             By: Mercantile Capital Group, LLC, a Delaware limited liability company, its general partner

                                  By:  Mercantile Capital Management Corp.,
                                       an Illinois corporation, its manager

                                       By: /s/ I. Steven Edelson
                                           ---------------------
                                           Name:  I. Steven Edelson
                                           Title: President

                             MERCANTILE CAPITAL GROUP, LLC, a Delaware limited liability company

                             By:  Mercantile Capital Management Corp., an
                                  Illinois corporation, its manager

                                  By:    /s/ I. Steven Edelson
                                         ---------------------
                                  Name:  I. Steven Edelson
                                  Title: President

                             MERCANTILE CAPITAL MANAGEMENT CORP., an Illinois corporation, its manager

                             By:    /s/ I. Steven Edelson
                                    ---------------------
                             Name:  I. Steven Edelson
                             Title: President

                             THE EDELSON FAMILY TRUST DATED
                             SEPTEMBER 17, 1997

                             By:    /s/ I. Steven Edelson
                                    ---------------------
                             Name:  I. Steven Edelson
                             Title: Trustee


                             ASIA INTERNET INVESTMENT GROUP I, LLC,
                             a Delaware limited liability company

                             By: Asia Investing Group, LP, a Delaware limited partnership, its managing member

                                  By:  Asia Investors Group, LLC, a Delaware
                                       limited liability company, its general
                                       partner

                                       By:  Mercantile Asia Investors, LP, a
                                            Delaware limited partnership, its
                                            managing member

                                            By:  Mercantile Asia, LLC, a
                                                 Delaware limited liability
                                                 company, its general partner


                                                 By:    /s/ I. Steven Edelson
                                                        ---------------------
                                                 Name:  I. Steven Edelson
                                                 Title: Managing Member

                             ASIA INVESTING GROUP, LP, a Delaware limited partnership

                             By:  Asia Investors Group, LP, a Delaware
                                  limited liability company, its general partner

                                  By:  Mercantile Asia Investors, LP, a
                                       Delaware limited partnership, its
                                       managing member

                                       By:  Mercantile Asia, LLC, a Delaware
                                            limited liability company, its
                                            general partner

                                            By:     /s/ I. Steven Edelson
                                                    ---------------------
                                            Name:   I. Steven Edelson
                                            Title:  Managing Member

                             ASIA INVESTORS GROUP, LLC, a Delaware limited liability company

                             By:  Mercantile Asia Investors, LP, a
                                  Delaware limited partnership, its
                                  managing member

                                  By:  Mercantile Asia, LLC, a
                                       Delaware limited liability
                                       company, its general partner

                                       By:     /s/ I. Steven Edelson
                                               -----------------------
                                       Name:   I. Steven Edelson
                                       Title:  Managing Member

                             MERCANTILE ASIA INVESTORS, LP, a Delaware limited partnership

                             By: Mercantile Asia, LLC, a Delaware limited liability company, its general partner

                                  By:     /s/ I. Steven Edelson
                                          ---------------------------
                                  Name:   I. Steven Edelson
                                  Title:  Managing Member

                             MERCANTILE ASIA, LLC, a Delaware limited liability company

                             By:    /s/ I. Steven Edelson
                                    -----------------------------------
                             Name:  I. Steven Edelson
                             Title: Managing Member


                             /s/ Michael A. Reinsdorf
                             -------------------------------------
                             MICHAEL A. REINSDORF, an Individual


                             /s/ I. Steven Edelson
                             -------------------------------------
                             I. STEVEN EDELSON, an Individual


                             /s/ Nathaniel C. A. Kramer
                             -------------------------------------
                             NATHANIEL C. A. KRAMER, an Individual